NEWS RELEASE

Pan American Silver to Announce First Quarter 2026 Unaudited Results on May 5 and
Host Annual General and Special Meeting of Shareholders on April 30
Vancouver, B.C. - April 20, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") will announce its unaudited results for the first quarter of 2026 after market close on Tuesday, May 5, 2026.
Pan American will hold its Annual General and Special Meeting of shareholders (the "Shareholders Meeting") on April 30, 2026 at 10:00 am PT.
First Quarter 2026 Unaudited Results Conference Call and Webcast
Date:        Wednesday, May 6, 2026
Time:        8:00 am ET (5:00 am PT)
Webcast:     https://event.choruscall.com/mediaframe/webcast.html?webcastid=JvlQ9YAf
Participants can register for the conference at: https://dpregister.com
Upon registration, dial-in details will be displayed on screen and emailed as a calendar booking.
Those unable to register may join the call by dialing:
1-833-752-3507        (toll-free in Canada and the U.S.)
1-647-846-7282        (international participants)
Web Phone         https://hd.choruscall.com
The live webcast and presentation slides will be available at https://panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
Annual General and Special Meeting of Shareholders
Pan American is scheduled to hold its Shareholders Meeting at 10:00 am PT on Thursday, April 30, 2026 at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada. The Management Information Circular, Notice of Annual General and Special Meeting of Shareholders, Form of Proxy and other proxy-related materials for the Shareholders Meeting are available at https://panamericansilver.com/invest/financial-reports-and-filings/. The Shareholders Meeting will not be webcast.
About Pan American Silver
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the producing Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	1